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                                                                 Exhibit (a)(11)

              RENAISSANCERE ANNOUNCES FINAL RESULTS OF TENDER OFFER

         PEMBROKE, Bermuda--January 29, 1997--RenaissanceRe Holdings Ltd. (NYSE:
RNR) today announced that a final count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the Company's Tender Offer, indicates that 1,941,575 of its Common Shares were validly tendered and not withdrawn. The Tender Offer commenced on December 23, 1996 and expired as scheduled at 12:00 midnight, Eastern Standard time on January 22, 1997.

         The Company accepted 813,190 Common Shares for purchase and cancellation. All of the 5,691 Common Shares tendered by odd-lot holders were accepted for purchase and cancellation. As a result of the oversubscription, the number of shares purchased from each tendering shareholder, other than odd-lot holders, were subject to a proration factor of which the final calculation is
41.71216 percent. After purchasing such shares for cancellation pursuant to the Tender Offer, the Company will have approximately 22.7 million Common Shares outstanding.

         Payment for shares properly tendered and accepted will be made as soon as practicable. The Depositary for the Tender Offer will promptly execute settlement of the purchase price for the shares purchased for cancellation by the Company. Shares that were tendered but not purchased by the Company pursuant to the Tender Offer, will be returned to shareholders promptly.

         RenaissanceRe Holdings Ltd., through its subsidiaries Renaissance Reinsurance Ltd. and Glencoe Insurance Ltd., is a global provider of reinsurance and insurance. The Company's principal product is property catastrophe reinsurance.

CONTACT:   Keith S. Hynes                       John D. Nichols
           Senior Vice President and CFO        AVP and Treasurer
           (441) 295-4513                       (441) 295-4513


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